                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [No Fee Required]


FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                      or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [No Fee Required]

For the transition period from ______________ to ________________

COMMISSION FILE NUMBER 33-91238
                       ________

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           XPRE$$AVINGS 401(k) PLAN

        B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         U.S. XPRESS ENTERPRISES, INC.
                           2931 SOUTH MARKET STREET
                         CHATTANOOGA, TENNESSEE 37410

                             REQUIRED INFORMATION

The U.S. Xpress Enterprises, Inc. XPRE$$AVINGS 401(k) PLAN (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1996 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The consent of Arthur Andersen LLP is included in Appendix 1 to this annual report.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      U.S. XPRESS ENTERPRISES, INC.
                                      XPRE$$AVINGS 401(k) PLAN


                                      By: /s/ James B. Baker
                                         -------------------------------------
                                         Member of U.S. Xpress Enterprises, Inc.
                                         Pension Committee

Date:  June 23, 1997

                           XPRE$$AVINGS 401(k) PLAN

                      FINANCIAL STATEMENTS AND SCHEDULES
                       AS OF DECEMBER 31, 1996 AND 1995
                                 TOGETHER WITH
                               AUDITORS' REPORT

                           XPRE$$AVINGS 401(k) PLAN

                      FINANCIAL STATEMENTS AND SCHEDULES


                          DECEMBER 31, 1996 AND 1995

                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

          Statement of Net Assets Available for Benefits--December 31, 1996

          Statement of Net Assets Available for Benefits--December 31, 1995

          Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL SCHEDULES

          Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1996

          Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1996

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Xpre$$avings 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the XPRE$$AVINGS 401(k) PLAN (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chattanooga, Tennessee                       ARTHUR ANDERSEN LLP
April 28, 1997

                            XPRE$$AVINGS 401(k) PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)

                               DECEMBER 31, 1996





                                                                                                          NON-PARTICIPANT
                                                     PARTICIPANT  DIRECTED                                    DIRECTED
                             ---------------------------------------------------------------------------  ---------------
                                                                STI
                                                              CLASSIC
                              TWENTIETH                       CAPITAL   SUNTRUST EMPLOYEE    U.S. XPRESS
                               CENTURY       STI CLASSIC      GROWTH      BENEFIT STABLE     ENTERPRISES    PARTICIPANT
                              ULTRA FUND    BALANCED FUND      FUND         ASSET FUND       STOCK FUND        LOANS       TOTAL
                             ------------  --------------   ---------    --------------     ------------  --------------- -------
ASSETS:
 Investments, at fair value:
  Mutual funds                 $1,200,922          $474,594   $720,873          $        0       $      0       $      0  $2,396,389
  Common trust fund                     0                 0          0           1,804,507              0              0   1,804,507
  Company stock                         0                 0          0                   0        159,880              0     159,880
  Participant loans                     0                 0          0                   0              0        190,418     190,418
                               ----------          --------   --------          ----------       --------       --------   ---------
     Total investments          1,200,922           474,594    720,873           1,804,507        159,880        190,418   4,551,194
Participant contributions
 receivable                        22,949             8,453     11,761              24,529          3,530              0      71,222
Cash                                    0                 0          0               2,819              0              0       2,819
                               ----------          --------   --------          ----------       --------       --------   ---------
     Total assets               1,223,871           483,047    732,634           1,831,855        163,410        190,418   4,625,235
                               ----------          --------   --------          ----------       --------       --------   ---------
NET ASSETS AVAILABLE FOR
 BENEFITS                      $1,223,871          $483,047   $732,634          $1,831,855       $163,410       $190,418  $4,625,235
                               ==========          ========   ========          ==========       ========       ========  ==========

         The accompanying notes are an integral part of this statement.

                            XPRE$$AVINGS 401(k) PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)

                               DECEMBER 31, 1995

                                                     PARTICIPANT  DIRECTED
                             ---------------------------------------------------------------------------
                                                                STI
                                                              CLASSIC
                              TWENTIETH                       CAPITAL   SUNTRUST EMPLOYEE    U.S. XPRESS
                               CENTURY       STI CLASSIC      GROWTH      BENEFIT STABLE     ENTERPRISES
                              ULTRA FUND    BALANCED FUND      FUND         ASSET FUND       STOCK FUND
                             ------------  --------------   ---------    --------------     ------------
ASSETS:
Investments, at fair value:
  Mutual funds                  $638,917         $329,231  $470,958        $        0      $     0
  Common trust fund                    0                0         0         1,178,439            0
  Funds held in The                    0                0         0                 0            0
   Travelers general account
  Company stock                        0                0         0                 0       20,441
  Participant loans                    0                0         0                 0            0
                                --------         --------  --------        ----------      -------
     Total investments           638,917          329,231   470,958         1,178,439       20,441
Participant contributions         11,990            3,920     6,144            15,424        1,067
 receivable
Cash                              18,892                0     1,460                 0          823
                                --------         --------  --------        ----------      -------
     Total assets                669,799          333,151   478,562         1,193,863       22,331
                                --------         --------  --------        ----------      -------
NET ASSETS AVAILABLE FOR
 BENEFITS                       $669,799         $333,151  $478,562        $1,193,863      $22,331
                                ========         ========  ========        ==========      =======
                                            NON-PARTICIPANT DIRECTED
                                       ------------------------------

                                        THE TRAVELERS
                                          GIC FIXED     PARTICIPANT
                                         INCOME FUND       LOANS           TOTAL
                                       -------------- ---------------    ----------
ASSETS:
Investments, at fair value:
  Mutual funds                           $      0             $     0      $1,439,106
  Common trust fund                             0                   0       1,178,439
  Funds held in The
   Travelers general account              339,267                   0         339,267
  Company stock                                 0                   0          20,441
  Participant loans                             0              72,529          72,529
                                         --------             -------      ----------
     Total investments                    339,267              72,529       3,049,782
Participant contributions
 receivable                                     0                   0          38,545
Cash                                            0                   0          21,175
                                         --------             -------      ----------
     Total assets                         339,267              72,529       3,109,502
                                         --------             -------      ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                                $339,267             $72,529      $3,109,502
                                         ========             =======      ==========

         The accompanying notes are an integral part of this statement.

                            XPRE$$AVINGS 401(k) PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                   PARTICIPANT  DIRECTED
                                           ---------------------------------------------------------------------------
                                                                              STI
                                                                            CLASSIC
                                            TWENTIETH                       CAPITAL   SUNTRUST EMPLOYEE    U.S. XPRESS
                                             CENTURY       STI CLASSIC      GROWTH      BENEFIT STABLE     ENTERPRISES
                                            ULTRA FUND    BALANCED FUND      FUND         ASSET FUND       STOCK FUND
                                           ------------  --------------   ---------    --------------     ------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO    :
   Participant contributions               $  390,815          $134,190   $200,519      $  458,308          $ 56,342
   Employer contributions                     130,186            48,328     69,741         172,247            19,288
   Net appreciation in fair
    value of investments                            0                 0          0               0            74,900
   Net investment
    income-registered
    investment companies                      111,048            41,542     99,090               0                 0
   Net investment
    income-common trusts                            0                 0          0          99,570                 0
   Net investment income-The
    Travelers general account                       0                 0          0               0                 0
                                            ---------          --------   --------       --------           --------
     Total additions                          632,049           224,060    369,350         730,125           150,530
                                            ---------          --------   --------       --------           --------
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:

BENEFITS PAID TO PARTICIPANTS                  91,184            53,554     95,131         339,170             3,199
                                            ---------          --------   --------       --------           --------
LOANS TO PARTICIPANTS                         (57,746)          (26,223)   (32,577)        (91,902)           (2,645)
                                            ---------          --------   --------       --------           --------
LOAN PAYMENTS                                  26,857            12,492     13,284          31,476               242
                                            ---------          --------   --------       --------           --------
INTERFUND TRANSFERS                            44,096            (6,879)      (854)        307,463            (3,849)
                                            ---------          --------   --------       --------           --------
NET INCREASE (DECREASE)                       554,072           149,896    254,072         637,992           141,079

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                             669,799           333,151    478,562       1,193,863            22,331
                                            ---------          --------   --------       --------           --------
End of year                                $1,223,871          $483,047   $732,634      $1,831,855          $163,410
                                            =========          ========   ========       =========          ========
                                               NON-PARTICIPANT DIRECTED
                                            ------------------------------
                                             THE TRAVELERS
                                               GIC FIXED     PARTICIPANT
                                              INCOME FUND       LOANS           TOTAL
                                            -------------- ---------------    ----------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Participant contributions                  $      0        $      0        $1,240,174
   Employer contributions                            0               0           439,790
   Net appreciation in fair
    value of investments                             0               0            74,900
   Net investment
    income-registered
    investment companies                             0               0           251,680
   Net investment
    income-common trusts                             0               0            99,570
   Net investment income-The
    Travelers general account                      710               0               710
                                             ---------       ---------        ----------
Total additions                                    710               0         2,106,824
                                             ---------       ---------        ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:

BENEFITS PAID TO  PARTICIPANTS                       0           8,853           591,091
                                             ---------       ---------        ----------
LOANS TO PARTICIPANTS                                0         211,093                 0
                                             ---------       ---------        ----------
LOAN PAYMENTS                                        0         (84,351)                0
                                             ---------       ---------        ----------
INTERFUND TRANSFERS                           (339,977)              0                 0
                                             ---------       ---------        ----------
NET INCREASE (DECREASE)                       (339,267)        117,889         1,515,733

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                              339,267          72,529         3,109,502
                                             ---------       ---------        ----------
End of year                                   $      0        $190,418        $4,625,235
                                             =========        ========       ===========



         The accompanying notes are an integral part of this statement.

                           XPRE$$AVINGS 401(k) PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1996 AND 1995

1. PLAN DESCRIPTION

   The following description of the Xpre$$avings 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

   GENERAL

   The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Employees are eligible to participate in the Plan when they have completed one year of service, as defined in the plan document, and have attained age 21.

   CONTRIBUTIONS

   Eligible employees can make before-tax contributions up to 6% of compensation, as defined in the plan document, limited by requirements of the IRC. Eligible employees can, in addition, make after-tax contributions up to 10% of compensation, as defined in the plan document, limited by requirements of the IRC. The Company provides a matching contribution of 50% of all before-tax contributions. After-tax contributions are not matched by the Company.

   VESTING

   Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions and earnings thereon is based on years of service. A participant vests according to the following schedule:



                                                   PERCENTAGE
                  YEARS OF SERVICE                   VESTED
                  ----------------                   -------

             Less than two years of service             0%
             Two but not three years of service        30%
             Three but not four years of service       65%
             Four or more years of service            100%


   For vesting purposes, years of service are counted from the later of a participant's date of hire or the effective date of the Plan (January 1, 1993).

   Participants automatically become 100% vested in employer contributions upon attainment of retirement age, as defined in the plan document, or termination due to death or total disability.

   At December 31, 1996 and 1995, forfeited nonvested accounts totaled $24,700 and $81,300, respectively. These accounts will be used to reduce future employer contributions. During 1996, employer contributions were reduced by $117,800 from forfeited nonvested accounts. No forfeitures were used to reduce employer contributions in 1995.

   BENEFITS

   Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution, an annuity, or a combination thereof.

   PARTICIPANT ACCOUNTS

   Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, expenses, the Company's contribution, and the participant's contribution. Allocations of income and administrative expenses are based on individual participant account balances in proportion to total participant account balances.

                                      -3-
   INVESTMENT OPTIONS

   Participants direct contributions, including employer matching contributions, into the following investment options in 5% increments. Participants may change their investment elections daily. A description of each investment option is provided below:



   * Twentieth Century Ultra Fund     This fund invests primarily in equities.
                                      The fund's primary objective is capital
                                      growth over time.



   * STI Classic Balanced Fund        This fund seeks to provide capital
                                      appreciation and current income by
                                      investing primarily in common stocks,
                                      preferred stocks, and investment-grade
                                      fixed income securities.


   * STI Classic Capital Growth Fund  This fund invests primarily in a diversified portfolio of common stocks
                                      which, in the opinion of the fund manager, have potential for capital appreciation.



   * SunTrust Employee Benefit        This fund is an actively managed
     Stable Asset Fund                portfolio of insurance company guaranteed
                                      investment contracts and short-term money market investments. The fund seeks to maximize current income and maintain a high degree of liquidity.


   * U.S. Xpress Enterprises Stock    This fund invests principally in U.S.
     Fund                             Xpress Enterprises common stock. This
                                      investment option was introduced in August
                                      1995.



   * The Travelers GIC Fixed          This fund invests primarily in
     Income Fund                      investment contracts of insurance
                                      companies. The objective of this fund is to provide a fixed rate of return on investments and stability of principal.
                                      Effective April 1, 1994, the Company
                                      discontinued this investment option. The investment contract related to this fund expired December 31, 1995.



   Investments in the U.S. Xpress Enterprises Stock Fund are assigned units of participation. The unit value of the U.S. Xpress Enterprises Stock Fund is determined daily based on the fair market value of the underlying net assets. The total units assigned to participants at December 31, 1996 and 1995 were 11,613 and 2,907, respectively. The unit value at December 31, 1996 and 1995 was $13.76 and $7.03, respectively.

   PARTICIPANT LOANS

   Subject to approval, participants can secure a loan from the Plan against their account balance up to a maximum of 50% of their vested account balance or $50,000, whichever is less. Loans may generally be repaid over one to five years. The minimum loan amount allowed is $1,000. Loans must be repaid through automatic payroll deductions unless otherwise provided by the plan administrator. The interest rate is determined by the trustee based on prevailing market conditions and is fixed over the life of the note.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

   The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

   INCOME RECOGNITION

   Investment income is recorded as earned on the accrual basis. Net realized gains (losses) and unrealized appreciation (depreciation) are presented in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

   INVESTMENT VALUATION

   Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. The Travelers GIC Fixed Income Fund and the SunTrust Employee Benefit Stable Asset Fund are at contract value, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

   ADMINISTRATIVE EXPENSES

   For the year ended December 31, 1996, the participants paid loan processing fees which are reflected in loans to participants on the statement of changes in net assets available for benefits. The Company paid all other administrative expenses of the Plan.

3. TAX STATUS

   The Plan obtained its latest determination letter on September 27, 1995, in which the Internal Revenue Service stated that the Plan, as amended and restated August 30, 1994, was in compliance with the applicable design requirements of the IRC. The Plan has been amended since that date. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, management believes that the Plan was qualified and the related trust was tax exempt for the years ended December 31, 1996 and 1995.

4. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

                                                                      SCHEDULE I



                            XPRE$$AVINGS 401(k) PLAN

           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996

          (EMPLOYER IDENTIFICATION NUMBER 62-1378182, PLAN NUMBER 001)



                                                DESCRIPTION OF INVESTMENT,
                                                 INCLUDING MATURITY DATE,
    IDENTITY OF ISSUER, BORROWER,            RATE OF INTEREST, COLLATERAL, AND                              CURRENT
     LESSOR, OR SIMILAR PARTY                      PAR ON MATURITY VALUE                COST                 VALUE
------------------------------------       -------------------------------------     ----------            ----------
  Twentieth Century Investors              Twentieth Century Ultra Fund              $1,095,258            $1,200,922
* SunBank Capital Management, N.A.         STI Classic Balanced Fund                    460,508               474,594
* SunBank Capital Management, N.A.         STI Classic Capital Growth Fund              724,525               720,873
* SunBank Capital Management, N.A.         SunTrust Employee Benefit Stable
                                             Asset Fund                               1,685,627             1,804,507
* U.S. Xpress Enterprises                  U.S. Xpress Enterprises Stock Fund            91,726               159,880
* The Plan                                 Loans to participants, with interest
                                             rates from 7.8% to 11.6%                   190,418               190,418
                                                                                     ----------            ----------
                                                                                     $4,248,062            $4,551,194
                                                                                     ==========            ==========

                        *Indicates a party in interest

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                            XPRE$$AVINGS 401(k) PLAN

               ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      FOR THE YEAR ENDED DECEMBER 31, 1996

         (EMPLOYER IDENTIFICATION NUMBER  62-1378182, PLAN NUMBER 001)

                                                                                                PURCHASES
                                        DESCRIPTION OF INVESTMENTS,            ----------------------------------------------
                                          INCLUDING MATURITY DATE,                                      PURCHASE PRICE AND
                                             RATE OF INTEREST,                                           CURRENT VALUE OF
                                           COLLATERAL, AND PAR OR                NUMBER OF                    ASSET ON
IDENTITY OF PARTY INVOLVED                    MATURITY VALUE                   TRANSACTIONS             TRANSACTION DATE(b)
----------------------------------      --------------------------             -------------         ------------------------
  Twentieth Century Investors           Twentieth Century Ultra Fund                235                    $  717,758
* SunBank Capital Management, N.A.      STI Classic Balanced Fund                   207                       254,350
* SunBank Capital Management, N.A.      STI Classic Capital Growth Fund             221                       441,110
* SunBank Capital Management, N.A.      SunTrust Employee Benefit Stable
                                          Asset Fund                                274                     1,092,884
* The Travelers                         The Traveler GIC Fixed Income Fund            1                           710

                                                                             SALES
                                         -----------------------------------------------------------------------------
                                                              SELLING PRICE AND
                                                              CURRENT VALUE OF
                                          NUMBER OF               ASSET ON                COST  OF
IDENTITY OF PARTY INVOLVED               TRANSACTIONS        TRANSACTION DATE(b)           ASSETS         NET GAIN
----------------------------------       ------------     ------------------------     -------------    --------------
  Twentieth Century Investors                124                 $203,220                 $175,590          $27,630
* SunBank Capital Management, N.A.           102                  101,141                   90,588           10,553
* SunBank Capital Management, N.A.            10                  162,047                  142,175           19,872
* SunBank Capital Management, N.A.           215                  566,449                  538,021           28,428
* The Travelers                                2                  339,977                  339,977                0

                        *Indicates a party in interest

        (a) Represents a single transaction or a series of transactions in the same security that exceed 5% of the fair value of plan assets at the beginning of the year.

        (b) The normal expenses associated with asset purchases and sales are included in the purchase and selling price and therefore, are not shown separately.

         The accompanying notes are an integral part of this schedule.